                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                    FEBRUARY AND MARCH                                2000
   ---------------------------------------------------------------------

                             QUEBECOR PRINTING INC.
-----------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

           612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, CANADA H3C 4M8
-----------------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                                     Form 40-F   X
          -----                                                         -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No   X
    -----                              -----


                                                                    PAGE 1 OF 13


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                                PRESS RELEASES OF
                             QUEBECOR PRINTING INC.
                             FILED IN THIS FORM 6-K



February 15, 2000
February 17, 2000 (#04/00)
March 22, 2000 (#05/00)
March 31, 2000 (#06/00)
April 4, 2000 (#07/00)
April 5, 2000 (#08/00)


                                                                    PAGE 2 OF 13


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                                                          FOR IMMEDIATE RELEASE
                                                          FEBRUARY 15, 2000

[LOGO]
QUEBECOR WORLD


FOR FURTHER INFORMATION CONTACT:
ANN MARIE BUSHELL
VICE PRESIDENT, MARKETING
(212) 583-6528


                 QUEBECOR WORLD DIRECT ANNOUNCES PLANT EXPANSION


Quebecor World Direct announces the creation of a Midwest mega-facility in Effingham, Illinois (formerly Quebecor Petty) that will provide a comprehensive offering of direct response products and services in one location. This mega-facility is intended to provide state of the art technology that will support our clients with the highest level of quality, service and products available.

"We are implementing our customer-based strategy with a focus on satisfying our customers' requirements more comprehensively than ever before in this industry," said Ronald Covelli, President of the Direct Group. "We have listened to our customers, made acquisitions and invested heavily to develop and enhance competencies unmatched in depth and scope. We will continue to listen and remain on the cutting edge to create products and services essential for our customers to succeed in their competitive environment. We are enthusiastic and excited about the positive impact this will have for our clients."

In addition to a multi-million dollar investment for complex in-line and off-line finishing and imaging, this facility will be augmented with equipment and personnel from other Quebecor World plants. Most of the assets of the Aurora plant will be consolidated into this location. Personnel from facilities within the Direct group will be relocated to provide expertise and continuity. This enhanced and expanded facility will provide "one-stop shopping" from pre-press and complex personalization and finishing to high quality print, lettershop and distribution into the postal system, and will mirror the mega-facility which has been created in the Southeast.

The implementation of this project will begin immediately and will be completed in the third quarter of this year. Transition of work impacted by this change will be scheduled and transferred to ensure no disruption to our customers.

                                      -30-

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                                    [LOGO]
                                   QUEBECOR
                                 PRINTING INC.

February 17, 2000                                                         04/00

FOR IMMEDIATE RELEASE                                                Page 1 of 2

QUEBECOR WORLD - $1 BILLION CONTRACT EXTENSION WITH SEARS CANADA

TORONTO - Quebecor World (Quebecor Printing* or the Company) announced today a contract extension with Sears Canada for the printing of its catalogues. The contract extension is valued at more than CDN $1 billion and will run for a period of ten years. Under the agreement, Quebecor World will provide a variety of prepress services and print 90 percent of the catalogues that Sears Canada distributes across the country.

"This is one of the largest and most complex catalogue contracts ever reached in Canada. We were impressed by Quebecor World's willingness to expand to meet our need for increased page counts," said Garry Smith, Vice President of Sears Canada. The national retailer has doubled the number of pages in its catalogs since 1993.

"We are delighted to extend our relationship with our largest customer in Canada. Sears is one of the clear winners in Canadian retail and one of the most successful cataloguers in the country," said Charles Cavell, President and Chief Executive Officer of Quebecor World. "This agreement is a strong vote of confidence in our ability to deploy technology in response to expanding demand for production. Once again, it is a strong statement from a valued customer that we are flexible enough to adapt to their changing needs."

Under the terms of the contract, Quebecor World will print more than 60 million catalogues a year. Most of the work will be carried out at Quebecor World's PE&E plant located in Toronto. PE&E is the only commercial printing facility in Canada that uses rotogravure, a uniquely efficient process for printing four-color, long-run catalog and retail insert products.

The contract extension follows Quebecor World's earlier announcement of a CDN$45 million expansion of its rotogravure capacity in Canada. As part of the expansion, the Company has enlarged the PE&E facilities and added a 91-inch wide-web rotogravure press, along with cylinder making equipment and a solvent recovery system. A second rotogravure press will begin operation by the end of 2001, bringing the total of rotogravure presses at PE&E to four.

"Sears Canada is yet another customer that uses its digital files from print to feed the opportunities that exist in new media," commented Mr. Cavell. In addition to the catalogue contract, Quebecor World provides a range of services to Sears Canada such as digital photography and the management of electronic colour files used for both online and print formats. Quebecor
World also has a contract to print 85 percent of Sears Canada's retail flyers.

Sears Canada is the largest single full-line department store and catalogue retailer of general merchandise and home-related services in the country. The Company offers Canada's only full-line general merchandise catalogue, which complements a nationwide network of full-line department and specialty stores and a comprehensive web site offering real-time, on line ordering.

                                                                 Page 4 of 13

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                                    [LOGO]
                                   QUEBECOR
                                 PRINTING INC.

February 17, 2000                                                         04/00

FOR IMMEDIATE RELEASE                                               Page 2 of 2

Quebecor World (Quebecor Printing Inc. - NYSE: PRW, TSE: IQI) is the largest commercial printer in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital, CD-ROM mastering and replicating and other value added services. The Company has over 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Austria, Sweden, Finland, Chile, Argentina, Peru, Columbia, Mexico and India.

*At the Annual Meeting of Quebecor Printing Inc. on April 25, 2000, shareholders will be asked to approve a change of legal name to Quebecor World Inc.


                                      -30-

FOR MORE INFORMATION :
Angela Olsen                                Christopher H. Rudge
Director, Communications                    President, Canadian Operations
Quebecor World                              Quebecor World
Tel. (514) 877-5317                         Tel (905) 845-4595
(800) 567-7070 in Canada



                                                                  Page 5 of 13
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                                    [LOGO]
                                   QUEBECOR
                                 PRINTING INC.

March 22, 2000                                                            05/00

FOR IMMEDIATE RELEASE                                               Page 1 of 2


              QUEBECOR WORLD SIGNS $500 MILLION CONTRACT EXTENSION
                                WITH PACIFIC BELL

Montreal - Quebecor World* (Quebecor Printing Inc. or The Company) announced today that it has signed a multi-year contract extension valued at more than US $500 million to produce telephone directories for Pacific Bell Directory, a leading provider of directory advertising and publishing service in the western United States. The agreement renews a contract with a major, long-term customer of the former World Color. Quebecor Printing, soon to be renamed Quebecor World, completed a merger with World Color in October 1999 to form the world's largest provider of print media services.

State of-the-art premedia equipment and a new four-color directory press will be installed in the Quebecor World USA facility in Merced, California, where the directories will be printed. The press will be up and running by the middle of 2001.

"Our willingness to invest in new technology was a major factor in Pacific Bell's decision to extend their contract with us," said Marc L. Reisch, Chief Executive Officer of Quebecor World North America. "The extension allows us to continue our relationship with a valued, longtime customer. It also reflects confidence in the ability of the new Quebecor World to maintain, and, indeed, build upon a long-established standard of service".

Under the terms of the contract, Quebecor World will produce Yellow Pages directories for Pacific Bell customers located in 120 cities in California and Nevada.

The Merced plant is one of seven plants in Quebecor World's global directory network in four countries. In addition to directories, Merced produces catalogs and publications including the weeklies: THE ECONOMIST, ENTERTAINMENT WEEKLY, NEWSWEEK, TV GUIDE, US NEWS, AND US.

*At the Annual Meeting of Quebecor Printing Inc. on April 25, 2000, shareholders will be asked to approve a change of legal name to Quebecor World Inc.

                                    [LOGO]
                                   QUEBECOR
                                 PRINTING INC.

FOR IMMEDIATE RELEASE                                               Page 2 of 2


Pacific Bell Directory serves more than 20 million consumers, publishing more than 100 White and Yellow Pages directories in California and Nevada, including Spanish Yellow Pages and Business-to-Business directories. It is a company of SBC Communications Inc. (www.sbc.com) , a global communications leader. Through its subsidiaries Southwestern Bell, Ameritech, Pacific Bell, SBC Telecom, Nevada Bell, SNET and Cellular One - and world-class network, SBC provides local and long-distance phone service, wireless and data communications, paging, high-speed internet access and messaging, cable and satellite television, security services and telecommunications equipment, as well as directory advertising and publishing. In the United States, the company currently has 90.4 million voice grade equivalent lines, 11.2 million wireless customers and is undertaking a national expansion program that will bring SBC service to an additional 30 markets. Internationally, SBC has telecommunications investments in 23 countries. With more than 204,000 employees, SBC is the 13th largest employer in the U.S., with annual revenues that rank it among the largest Fortune 500 companies.

Quebecor World (Quebecor Printing Inc. - NYSE: PRW, TSE: IQI) is a diversified global commercial printing company. Following its merger with World Color Press completed October 8, 1999, it is now the largest commercial printer in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital, CD-ROM mastering and replicating and other value added services. The Company has over 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Austria, Sweden, Finland, Chile, Argentina, Peru, Columbia, Mexico and India.


                                      -30-

FOR FURTHER INFORMATION:

Christian M. Paupe                       Marc L. Reisch
Executive Vice President                 President and Chief Executive Officer
Quebecor World                           Quebecor World North America
(514) 954-0101                           (203) 532-4252
(800) 567-7070


                                                                  Page 7 of 13
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                                    [LOGO]
                                   QUEBECOR
                                 PRINTING INC.

March 31, 2000                                                             06-00

FOR IMMEDIATE RELEASE                                                Page 1 of 1


            QUEBECOR WORLD TO DIVEST ITS CD-ROM REPLICATION BUSINESS


MONTREAL - Quebecor World* today announced it has reached agreement to sell the North American operations of Print Northwest, consisting of two software manufacturing and fulfilment facilities located in Fife, Washington and Westborough, Massachusetts. These operations are being sold to Vancouver-based Q-Media.

Under the terms of the agreement, Quebecor World will receive a total consideration of US$63 million, comprising cash of US$58 million and US$5 million of Q-Media shares. In addition, Q-Media will continue to perform software manufacturing, printing, assembly and fulfilment services for Quebecor World.

"This divestiture is in line with our growth strategy and will enable Quebecor World to better focus on its core business. Currently, the North American operations of Quebecor Integrated Media account for slightly more than one percent of our consolidated revenues," commented Charles Cavell, President and Chief Executive Officer of Quebecor World. "On the other hand, this transaction will provide Q-Media with a world-class facility which complements its strategic focus and strengthens its market position in the U.S."

This transaction, which is subject to regulatory approval, is expected to close by May 31, 2000.

Quebecor World (Quebecor Printing Inc. -- NYSE: PRW, TSE: IQI) is the largest commercial printer in the world. The Company is a leader in most of its major product categories, which include magazines, retail inserts, books, catalogs, specialty printing and direct mail, directories, digital pre-media services, and other value-added services. The Company has over 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Austria, Sweden, Finland, Chile, Argentina, Peru, Columbia, Mexico and India.

*At the Annual General Meeting of Quebecor Printing Inc. on April 25, 2000, shareholders will be asked to approve a change of legal name to Quebecor World Inc.


                                     - 30 -

FOR FURTHER INFORMATION:

Christian M. Paupe                          Angela K. Olsen
Executive Vice President                    Director, Corporate Communications
Quebecor World                              Quebecor World
(514) 954-0101                              (514) 877-5317
(800) 567-7070                              (800) 567-7070


                                                                Page 8 of 13
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                                    [LOGO]
                                   QUEBECOR
                                 PRINTING INC.


APRIL 4, 2000                                                             07/00

FOR IMMEDIATE RELEASE                                               Page 1 of 2

                        QUEBECOR PRINTING INC. ANNOUNCES
                            NORMAL COURSE ISSUER BID

MONTREAL - Quebecor World* ("Quebecor Printing Inc." or the "Corporation") announced today that its Board of Directors had authorized a normal course issuer bid for a maximum of 8,000,000 Subordinate Voting Shares, representing 9.46% of the public float for the Subordinate Voting Shares, which constituted 84,592,218 Subordinate Voting shares as at March 27, 2000 .

Purchases will be made during the period from April 6, 2000 to April 5, 2001, such purchases to be made on the open market through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. Shares purchased under the bid will be cancelled. As at March 27, 2000, there were 84,736,161 Subordinate Voting Shares and 62,984,552 Multiple Voting Shares of the Corporation issued and outstanding.

Quebecor World believes that its shares have been trading at a price range that does not adequately reflect their value in relation to the Corporation's assets, business and future business prospects. As a result, depending on future trading prices and other factors, Quebecor World believes that the acquisition of its outstanding Subordinate Voting shares in connection with the Normal Course Issuer Bid will represent an appropriate use of the Corporation's corporate funds. In addition, the Corporation may enter into equity derivatives including forward contracts with respect to its shares under the bid.

The Corporation recently announced the sale of its CD-ROM replicating business. Cash proceeds from this divestiture along with the sale of non-core assets such as MDC stock and other assets made redundant as a result of the restructuring of the manufacturing platform in the States, will be used to fund the Normal Course Issuer Bid. Total proceeds from the sale of these non-core assets are expected to be approximately $100 million.

"We are maintaining our management commitment to focus on the integration of the acquisition of World Color and to maximize free cash flow from operations. Our goal is to pay down debt by some $450 million this year," stated Christian Paupe, Executive Vice President.

Quebecor World (Quebecor Printing Inc.-- NYSE: PRW, TSE: IQI) is the largest commercial printer in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media and other value added services.

                                    [LOGO]
                                   QUEBECOR
                                 PRINTING INC.


FOR IMMEDIATE RELEASE                                               Page 2 of 2

The Company has over 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Austria, Sweden, Finland, Chile, Argentina, Peru, Columbia, Mexico and India.

* At the Annual General Meeting of Quebecor Printing Inc. on April 25, 2000, shareholders will be asked to approve a change of legal name to Quebecor World Inc.


                                     - 30 -



FOR FURTHER INFORMATION:

Christian M. Paupe
Executive Vice President
Quebecor World
(514) 954-0101
(800) 567-7070

Mark D'Souza
Vice President and Treasurer
Quebecor World
011 41 26 347 4777


                                                                 Page 10 of 13
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                                    [LOGO]
                                   QUEBECOR
                                 PRINTING INC.

APRIL 5, 2000                                                              08/00

FOR IMMEDIATE RELEASE                                                Page 1 of 2

                  QUEBECOR WORLD TO SPIN OFF PRE-MEDIA BUSINESS

MONTREAL - Quebecor World* ("Quebecor Printing Inc." or the "Company") announces the formation of Que-Net Media, a wholly owned subsidiary of the Company. Que-Net Media will bring together the full range of digital and pre-media assets within the Company to bring greater focus to providing a more comprehensive range of solutions to the customer base of Quebecor World.

Christopher H. Rudge, President of Quebecor World's Canadian operations, will become President of Que-Net Media. Under his leadership, the subsidiary will expand upon Quebecor World's existing network of pre-media centers to establish a global network of digital content centres by developing and expanding its existing pre-media and digital photography centres.

The development of the World Wide Web as a new medium of communication has expanded the demand for both print products and digital content services. The NEC Research Institute and Inktomi study (January 18, 2000) confirmed that the World Wide Web now has over one billion unique pages on five million sites. This phenomenal growth has affected demand for pre-media services generally by creating tremendous requirements to re-purpose existing graphic data and to create new original data for Web publishing.

At the same time, e-retailers and e-catalogers are turning to print products to create brand awareness and attract Web site traffic. As a result, advertising lineage is up significantly due to the large advertising demand of dot-com companies and Net technology. For example, advertising lineage in Quebecor World's U.S. magazine group was up 9.5% in the first two months of 2000.

"The Internet is the best thing that ever happened to print," stated Charles
G. Cavell, President and Chief Executive Office of Quebecor World. "We've just finished an unprecedented first quarter in volume, thanks to dot-com demand. Now we're re-orienting our business to ensure that we can best serve our customers' needs for pre-media services - whether this be for print or Web formats."

With the dot-com print demand comes the need for digital photography and digital text management. Quebecor World has existing facilities that have traditionally provided these services for print customers. Revenues from these facilities are approximately US$150 million annually. Of this amount, close to 10% is now coming from unsolicited demand for Web marketing services.

* At the Annual General Meeting of Quebecor Printing Inc. on April 25, 2000, shareholders will be asked to approve a change of legal name to Quebecor World Inc.


                                                                Page 11 of 13
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                                    [LOGO]
                                   QUEBECOR
                                 PRINTING INC.

FOR IMMEDIATE RELEASE                                                Page 2 of 2


Quebecor World's current network of digital and conventional photography studios in Chicago, New York, Orlando, Toronto, Montreal and Halifax will be expanded across the continent. A series of new, high technology Customer Solutions Centers will be established in Toronto, Chicago, New York and Los Angeles. The new company will also contract the Que-Net? fiber optics network that currently connects Quebecor World plants, pre-media centres and major customers.

A strategic alliance will be formed with Informission-Intellia, one of North America's largest and fastest growing New Media companies. This relationship will provide web enabled E-commerce tools including Digital Asset Management Systems, Automated Publishing Systems, and E-Catalog Solutions.

Quebecor World (Quebecor Printing Inc.-- NYSE: PRW, TSE: IQI) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media and other value added services. The Company has over 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Austria, Sweden, Finland, Chile, Argentina, Peru, Columbia, Mexico and India.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS RELEASE ARE FORWARD-LOOKING AND MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS. THOSE RISKS INCLUDE, AMONG OTHERS, CHANGES IN CUSTOMERS' DEMAND FOR THE COMPANY'S PRODUCTS, CHANGES IN RAW MATERIAL AND EQUIPMENT COSTS AND AVAILABILITY, SEASONAL CHANGES IN CUSTOMER ORDERS, PRICING ACTIONS BY THE COMPANY'S COMPETITORS, AND GENERAL CHANGES IN ECONOMIC CONDITIONS. THOSE AND OTHER RISKS ARE MORE FULLY DESCRIBED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


                                     - 30 -

FOR FURTHER INFORMATION:

Charles G. Cavell                                     Angela K. Olsen
President and Chief Executive Officer                 Director, Communications
Quebecor World                                        Quebecor World
(514) 954-5185                                        (514) 877-5317


                                                                Page 12 of 13
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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    QUEBECOR PRINTING INC.



                                    By:        (Signed) Claudine Tremblay
                                         -------------------------------------
                                    Name:         Claudine Tremblay
                                    Title:        Assistant Secretary



Date: April 6, 2000



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